[redacted]

11019645

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2011
WASH, D.C.
189

SECU ... SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geary Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 N. Robinson, Suite 200
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Hintze 405-235-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Dee Johnson & Company Certified Public Accountants PC
(Name – *if individual, state last, first, middle name*)

3608 N.W. 58th Street, Suite 101, Oklahoma City, OK 73112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith D. Geary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geary Securities, Inc. (The "Company"), as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMY L. SHILLING
Notary Public in and for the State of Oklahoma
Commission #09010166
My Commission expires 12/15/2013
NOTARY SEAL PUBLIC

Signature

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2011
WASH, D.C.
189
SECTION

INDEPENDENT AUDITORS' REPORT

Board of Directors and those Charged with Governance
Geary Securities, Inc.

We have audited the accompanying statement of financial condition of Geary Securities, Inc. (a wholly owned Subsidiary) as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geary Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note B to the financial statements the company has suffered losses from operations and is facing pending regulatory actions in connection with its activities. These factors, among others, as discussed in Note B, raise doubt about the Company's ability to continue as a going concern. The financials do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James Dee Johnson and Company

Oklahoma City, Oklahoma
February 24, 2011

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF FINANCIAL CONDITION

Year ended December 31, 2010

ASSETS	
CASH AND CASH EQUIVALENTS	$ 32,175
RECEIVABLES FROM CLEARING ORGANIZATIONS	138,562
PROPERTY AND EQUIPMENT, net	135,785
OTHER ASSETS	42,261
	$ 348,783
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued liabilities and payables	$ 17,008
COMMITMENTS AND CONTINGENCIES (notes B and F)	
STOCKHOLDER'S EQUITY	
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	30,000
Additional paid-in capital	569,975
Retained earnings	(268,200)
	331,775
	$ 348,783

The accompanying notes are an integral part of these statements.

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF OPERATIONS

Year ended December 31, 2010

	2010
REVENUES	
Commissions and trading profits	$ 2,892,491
Management and underwriting fees	635,482
Interest and dividends	25,114
Other	4,745
Total revenues	3,557,832
EXPENSES	
Employee compensation and benefits	2,663,892
Clearing, execution and account charges	185,894
Communications	135,130
Occupancy and equipment	250,003
Depreciation and amortization	97,897
Professional fees - other	212,922
Legal fees	440,124
Advertising	127,426
Research	58,048
Other operating	347,185
Total expenses	4,518,521
NET (LOSS) EARNINGS	$ (960,689)

The accompanying notes are an integral part of these statements.

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY

Years ended December 31, 2010

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at the beginning of the year	$ 30,000	$853,571	$ 692,489	$1,576,060
Net loss	-	-	(960,689)	(960,689)
Distribution to Parent	-	(283,596)	-	(283,596)
Balance at the end of the year	$ 30,000	$569,975	$(268,200)	$ 331,775

The accompanying notes are an integral part of this statement.

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF CASH FLOWS

Year ended December 31, 2010

	2010
OPERATING ACTIVITIES	
Net (loss) earnings	$ (960,689)
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities	
Depreciation and amortization	97,897
Changes in operating assets and liabilities	
Receivables from clearing organizations	382,700
Securities owned	367,488
Receivable from parent	830,944
Accrued interest receivable	1,167
Other asset	24,065
Accrued liabilities and payables	(594,403)
Net cash provided by (used in) operating activities	149,169
INVESTING ACTIVITIES	
Purchase of property and equipment	(1,999)
FINANCING ACTIVITIES	
Distribution to Parent	(283,596)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(136,426)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	168,601
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 32,175
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ -

The accompanying notes are an integral part of these statements.

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES

Geary Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). The Company is wholly owned by The Geary Companies, Inc. (the "Parent").

The Company operates as an introducing broker-dealer on a fully disclosed basis and offers its clients (individual and institutional investors) a variety of products and services. The Company also offers investment banking and municipal finance services. The Company's operations are primarily in Oklahoma. The company closed its' Texas operations during the year.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reflect industry practices. The following represents the more significant of those policies and practices.

1. Basis of Presentation

In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid investments with original maturities when acquired of three months or less to be cash equivalents. The Company maintains its cash in accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in cash and cash equivalents and believes it is not exposed to any significant risks. At December 31, 2010, the Company had bank balances of approximately $32,200 at one financial institution

3. Receivables From and Payable to Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis resulting in receivables from and payables to the clearing organization. At December 31, 2010, receivables from clearing organizations also include deposits with the clearing broker. At December 31, 2010, there was no payable to the clearing organization.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

4. Securities Transactions

Securities transactions and related commission revenue and expense are recorded on the trade date as if they had settled. Management and underwriting fees are recorded at the time the services are completed and the income is reasonably determinable.

5. Property and Equipment

Major classes of property and equipment consist of the following at December 31:

	2010
Office equipment and furniture	$ 292,117
Software	7,370
Leasehold improvements	195,228
	494,715
Less accumulated depreciation and amortization	(358,930)
	$ 135,785

Depreciation of property and equipment is calculated under an accelerated method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the term of the lease.

The Company reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate the asset might have become impaired. The review is based on comparing the carrying amount of the assets to the undiscounted estimated cash flows over the remaining useful lives. If this review indicates that an asset has been impaired, the Company records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows.

6. Income Taxes

The Company and the Parent previously made a qualifying subchapter S election. Accordingly, income taxes on net earnings are not payable by the Company and are not reflected in the accompanying financial statements.

7. Advertising Cost

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2010 approximately $127,000.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

8. Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the provisions of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserves Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

NOTE B – MANAGEMENT'S PLANS CONCERNING FINANCIAL CONDITION

The Company sustained a net loss for 2010 of approximately $930,000. These losses were significant enough to cause the Company to fall below its regulatory net capital requirement for one day in January 2010 and several days in February 2010. On February 5, 2010 and February 26, 2010, $75,000 and $750,000, respectively, was paid to the Company as a reduction of the receivable due from Parent, a non-allowable asset for determining regulatory net capital. As a result of these payments, the Company restored its compliance with the regulatory net capital requirement.

On September 22, 2010, the Oklahoma Department of Securities (the "Department") filed an Enforcement Division Recommendation, requesting an order imposing a censure and civil penalty in the amount of $250,000 against Geary Securities, a bar on two employees from being registered in any capacity under the Oklahoma Uniform Securities Act of 2004. This was requested by the Department based on an investigation conducted in connection with the purchase, offer and/or sale of securities in and/or from the State of Oklahoma. A Request for Hearing was filed on October 15, 2010. The hearing date was set and a hearing officer was appointed. The hearing date was scheduled to begin on February 23, 2011, but has been rescheduled for May 2011.

See note F for further discussion of the above matters.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the uncertainty of the ultimate outcome of the above noted investigations raise doubt about its ability to continue as a going concern.

The financial statements do not include any adjustments related to the recoverability of recorded assets or to the amounts of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent on market conditions and its ability to maintain profitability and maintain adequate regulatory net capital.

Management has improve profitability by cutting operation costs, staffing and other overhead. The company made a profit in the period from August 1 through the end of the year. Although there can be no absolute assurance, management believes the Company will be able to maintain its regulatory net capital requirements through December 31, 2011.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification to the Securities and Exchange Commission.

At December 31, 2010, the Company had an aggregate indebtedness to net capital ratio of .11 to 1, with net capital of $153,730 which was $53,730 in excess of its required net capital of $100,000.

NOTE D - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering substantially all employees. The plan permits employer discretionary contributions. During 2010, there were no discretionary contributions made.

NOTE E - FAIR VALUE OF FINANCIAL INSTRUMENTS

For cash and cash equivalents and receivables from and payable to clearing organizations, the carrying amount is a reasonable estimate of fair value due to their short-term nature. Securities owned are carried at fair value.

Generally accepted accounting principles defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements.

Such principles establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets carried at fair value.

NOTE F - COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company leases certain office space and data information equipment under operating leases. Total rent expense in 2010 was approximately $ 242,000.

Lease terms, excluding month-to-month arrangements, extend through 2011 and provide for payments as follows:

Year ending December 31	
2011	231,600
2012	23,200
	$ 254,800

Security Transactions
The Company is subject to market and credit risk in connection with security transactions. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Company controls this risk by monitoring the market value of securities on a daily basis.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be
obligated to indemnify the clearing organization for any resulting losses. The Company monitors its customer activity by reviewing information it receives from its clearing organization on a daily basis, monitoring the credit worthiness of the customers and requiring customers to deposit additional collateral or reduce positions when necessary.

In the normal course of business, the Company enters into when-issued and underwriting commitments. There were no such commitments at December 31, 2010.

NOTE F - COMMITMENTS AND CONTINGENCIES - CONTINUED

Litigation Matters

A customer alleges violation of the Oklahoma and Federal Securities laws and asserted a cause of action for breach of fiduciary duties, suitability, overconcentration, negligence, failure to supervise and lack of mental capacity on the part of the customer to enter into agreements. In 2006, the customer contacted CWS about rolling over his 401k to an IRA. The customer was invested in mutual funds and certain stocks, in accordance with his wishes to leave money to his children and based upon his representation that he had sufficient income to cover his cost of living. During the market crash of 2008, the customer's account realized losses of approximately $50,000. Arbitration was conducted before a FINRA Arbitrator on February 1-3, 2011. An award within 30 days from the conclusion of the arbitration. However, arbitration claims of this type are inherently unpredictable, with the risk of excessive verdicts not justified by the evidence. Accordingly, it is possible that the ultimate resolution of this litigation could have a material adverse impact on the Company's results of operations, liquidity, and financial position.

On June 14, 2010 a customer issued a Demand for Arbitration and Statement of Claim. The customer alleged fraud and other misconduct on the part of GSI, in connection with the sale of certain securities to the customer. They sought actual damages of not less than $30,000,000 plus punitive damages, costs interest, and attorneys; fees. At this time, the parties have begun issuing discovery requests. Management believes the case is without merit and continues to vigorously defend and contest the allegations and claims made. However, arbitration claims of this type are inherently unpredictable, with the risk of excessive verdicts. Accordingly, it is possible that the ultimate resolution of this litigation could have a material adverse impact on the Company's results of operations, liquidity, and financial position.

In the normal course of business, there are other legal actions and proceedings pending against the Company. In management's opinion, after consultations with outside counsel, the ultimate liability, if any, resulting from these actions will not have a material adverse effect on the Company's financial position or results of operations.

Regulatory Enforcement Matters

On September 22, 2010, the Oklahoma department of Securities (the "Department") filed an Enforcement Division Recommendation, requesting an order imposing a censure and civil penalty in the amount of $250,000 against Geary Securities, a bar on two employees from being registered in any capacity under the Oklahoma Uniform Securities Act of 2004. This was requested by the Department based on an investigation conducted in connection with the purchase, offer and/or sale of securities in and/or from the State of Oklahoma. A Request for Hearing was filed on October 15, 2010. The hearing date was set and a hearing officer was appointed. The hearing date was scheduled to begin on February 23, 2011, but has been rescheduled for May 2011. Management denies the material allegations of misconduct and sets forth certain affirmative defenses and continue to vigorously defend and contest the charges and allegations made by the Department. However, Management cannot predict or determine the outcome of this matter. The amounts of any fines or penalties that might result from an adverse

NOTE F - COMMITMENTS AND CONTINGENCIES - CONTINUED

outcome is between $0 or $250,000. It is possible that an adverse outcome could have a material adverse impact on our results of operations, liquidity, and financial position.

The Company fail below its regulatory net capital requirement for one day in January 2010 and several days in February 2010. On February 5, 2010 and February 26, 2010, $75,000 and $750,000, respectively, were paid to the Company as a reduction of the receivable due from Parent, a non-allowable asset for determining regulatory net capital. As a result of these payments, the Company restored its compliance with the regulatory net capital requirement. As required, notifications of net capital below minimum amount required were made to FINRA, the Company's regulatory organization, the SEC and the Company's clearing organization pursuant to SEC Rule 17a-11(b). As a result, FINRA has commenced an investigation into the circumstances surrounding the notifications. The Company is cooperating fully with the FINRA investigation and will provide FINRA with all requested information and documentation. Under FINRA Sanction Guidelines, sanctions for net capital violations can include monetary sanctions (fines) and suspension of all activities and functions for a period of time. As the investigation is ongoing, the Company is unable to determine the status of the investigation or the possibility of any sanctions or amounts of any monetary sanctions.

No provisions have been made in the accompanying financial statements for the potential arbitration awards or regulatory monetary sanctions since the ultimate liability cannot be reasonably estimated.

NOTE G – CONCENTRATIONS

The Company received approximately 60% of its Commission revenue from 5 customers. If these relationships are lost, the company may be exposed to risk.

The company clears it trades on a fully disclosed basis through one clearing firm. If this relationship is terminated and a relationship with a new clearing firm cannot be established due to the current pending regulatory actions (see footnote F) the company will be unable to process its trades for its customers.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of
December 31, 2010

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2010

NET CAPITAL		
Total stockholder's equity from statement of financial condition		$ 331,775
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$ 135,785	
Receivable from Parent	-	
Other assets	41,966	(177,751)
Net capital before haircuts on securities positions		154,024
Haircuts on securities positions		
Trading and investment securities		(294)
NET CAPITAL		$ (153,730)
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 17,008
TOTAL AGGREGATE INDEBTEDNESS		$ 17,008
NET CAPITAL REQUIREMENT		
Minimum capital required to be maintained (the greater of $250,000 or 1/15 of aggregate indebtedness)		$ 100,000
Excess net capital		$ 53,730
Excess net capital at 1000% (1)		$ 53,730
Ratio of aggregate indebtedness to net capital		.11 to 1

(1) Computed using minimum capital required to be maintained (the greater of $100,000 or 1/10 of aggregate indebtedness).

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation

Independent Auditors Report

on Internal Control

Required by SEC Rule 17a-5

Year Ended December 31, 2010

James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors and those charged with Governance
Geary Securities, Inc.

In planning and performing our audit of the financial statements of Geary Securities, Inc. (the Company), (a wholly owned subsidiary of The Geary Companies, Inc.), for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and Comparisons, and the recordation of differences required by rule 1 7a- 13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James D. Guyer & Company

Oklahoma City, Oklahoma
February 24, 2011

James Dee
Johnson & Company
Certified Public Accountants PC

3608 NW 58th Street Oklahoma City, Oklahoma 73112
voice 405.943.1272 fax 405.943.1315 email taxquestions@jdjcpa.net

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
189
SECTION

To the Board of Directors and those charged with Governance
Geary Securities, Inc. (a wholly owned subsidiary of The Geary Companies, Inc.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Geary Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Geary Securities, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Geary Securities, Inc.., Inc.'s management is responsible for the Geary Securities, Inc.., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register and check clearing the bank noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers which include the income statement supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James Dee Johnson & Company

February 24, 2011
Oklahoma City, Oklahoma

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048259 FINRA DEC
GEARY SECURITIES INC 19*19
ATTN: DENISE HINTZE
211 N ROBINSON AVE STE 200
OKLAHOMA CITY OK 73102-7109

2,327.91

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

800-287-8734

2. A. General Assessment (item 2e from page 2) $ 8,226.30 (8238.00)

B. Less payment made with SIPC-6 filed (exclude interest) (5,898.39)

July 14, 2010
Date Paid

C. Less prior overpayment applied (.00)

D. Assessment balance due or (overpayment) 2,327.91 (2339.61)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum .00

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,327.91 (2339.61)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,327.91

Balance due $11.70 Please remit. Thank you.

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Geary Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Principal
(Title)

Dated the 13th day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: 1/14/11 Postmarked 1/21/11 Received

Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01, 2010
and ending 12-31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,559,973
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-0-
(2) Net loss from principal transactions in securities in trading accounts.		2,297
(3) Net loss from principal transactions in commodities in trading accounts.		-0-
(4) Interest and dividend expense deducted in determining item 2a.		-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-0-
(7) Net loss from securities in investment accounts.		-0-
Total additions	2297.00	~~3,557,676~~
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		62,253
(2) Revenues from commodity transactions.		-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		202,765
(4) Reimbursements for postage in connection with proxy solicitation.		-0-
(5) Net gain from securities in investment accounts.		-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 2,138	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-	
Enter the greater of line (i) or (ii)		2,138
Total deductions		267,156
2d. SIPC Net Operating Revenues	3,295,114.00	$ 3,290,520
2e. General Assessment @ .0025	8,238.00	$ 8,226.30

(to page 1, line 2.A.)

Geary Securities, Inc.

(a wholly owned subsidiary of The Geary Companies, Inc.)

Financial Statements
and
Independent Auditors' Report

December 31, 2010

JAMES DEE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS P.C.